OFFICIAL USE

# Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934



1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment



4. A. Full name of the financial institution FHN Financial Capital Markets

   B. Address of principal office of financial institution:

   1000 Ridgeway Loop, Suite 200
   Address

   Memphis | TN | 38120
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same
   Address

   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Same
   Address

   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Penny Michael | SVP, Head of Compliance | 901-435-8645
   Name | Title | Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

| Address | City | State | Zip Code | Describe Activities |
|---|---|---|---|---|
| See Attached List | | | | |
| | | | | |
| | | | | |
| | | | | |

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

| Last / First / Middle | Title |
|---|---|
| See Attached List | |
| | |
| | |
| | |
| | |

**NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.**

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☒ Yes B. ☐ No

**NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.**

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Penny Elaine Michael
Name (First, Middle, Last)

SVP, Head of Compliance
Title

Penny Michael Digitally signed by Penny Michael Date: 2025.03.17 12:20:17 -05'00'
Signature

03/17/2025
Date

**FHN FINANCIAL CAPITAL MARKETS G-FIN AMENDMENT**
**March 17, 2025**

**#5 Additional Locations**

**All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, government guaranteed loans and securities, and money market instruments.**

500 West Madison Street, Suite 1705
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 1470
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

One St. Louis Centre, Suite 3000
Mobile, AL 36602

444 Madison Avenue
9th Floor
New York, NY 10022

3344 Peachtree Road
Suite 2125
Atlanta, GA 30326

33 Queens Street
Suite 302
Syosset, NY 11791

4 Embarcadero Center
Suite 1456
San Francisco, CA 94111

201 E Las Boulevard
Suite 1120
Ft. Lauderdale, FL 33301

3333 Warrenville Road
Suite 760
Lisle, IL 60532

211 Franklin Road
Suite 300
Brentwood, TN 37027

920 Memorial City Way
$11^{th}$ Floor
Houston, TX  77024

401 RR 620 South
Suite 350
Austin, TX  78734

6500 River Place Blvd
Building 7, Suite 250
Austin, TX

900 South Shackelford Road
Suite 300
Little Rock, AR 72211

4725 Piedmont Row Drive
Suite 400
Charlotte, NC  28210

250 E Hartsdale Ave
Suite 25
Hartsdale, NY  10530

***159 Crocker Park Blvd*** — ***Closed effective 3/11/2025***
***$4^{th}$ Floor, #427***
***Westlake, Ohio  44145***

303 Wyman Street
Suite 300
Waltham, MA 02451

12805 US Hwy 98 East Building B
Suite B201
Inlet Beach, FL  32461

Two Radnor Corporate Center
100 Matsonford Road, Suite 120
Radnor, PA  19087

320 Boston Post Road
Suite 260
Darien, CT  06820

10 Madison Ave
$3^{rd}$ Floor
Morristown, NJ  07960

15169 N. Scottsdale Road
Scottsdale, AZ  85254

2150 Goodlette Road North
Office #4401
Naples, FL  34103

***8044 Montgomery Road*** — ***Corrected City Name***
***Suite 700***
***Cincinnati, OH  45236***

**#6 Management, Direction, or Supervision**

| Name | Title |
|---|---|
| Tim Romanow | President |
| Jeff Jackson | Trading Manager/Wholesale Markets |
| Mark Griffin | Risk Control Manager |
| Steve Twersky | Depository Platform Manager |
| Abigail Urtz Vetoulis | Product Strategies Manager |
| John Cantrell | Head of Portfolio Strategies |
| Jamie Augustine | Head of Business Development |
| Bill Buck | Operations Manager |
| Mike Waddell | Chief Operating & Financial Officer |
| Michael Allen | Municipal Trading and Underwriting |
| Ajay Thomas | Head of Public Finance |
| Tim Thornton | Sales Manager |
| Jack Rosell | Co-Head Sales Manager |
| Heather MacGregor | Sales Manager |
| Tyler Williamson | Sales Manager |
| Andy Kilpatrick | Sales Manager |
| Ward Collier | Co-Head Sales Manager |
| John Feery | Branch Manager |
| Kevin Clyne | Branch Manager |
| Penny Michael | Head of Compliance |
| Candice Stutzman | AML/BSA Compliance Officer |